April 16, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated February 20, 2009, with respect to the Company’s annual report on Form 10-K (the “Annual Report”).

We understand and agree that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K. Filed September 15, 2008

General

1.           You disclose on page 21 of your Form 10-Q for the quarter ended September 30, 2008 that you believe sales decreased as a result of reduced orders from existing customers as a result of a slower economy.  You further discuss a reduction in orders of certain products from existing customers, especially the high-carbon cold-rolled steel coils due to the slowdown of the auto industry.  However, you have not included any discussion of the current economic environment or its impact on your operations or liquidity in MD&A in either your Form 10-K or 10-Q.  Please expand MD&A, in future filings, to provide a discussion of recent economic events, including its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on operations since September 30 on your customers, expected trends, management’s response for managing these events and potential future actions by management.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance.  In your response to this letter, please provide a detailed description of proposed future disclosure.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
April 16, 2009

RESPONSE: The MD&A section of our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2008, to give investors more insight into the impact of the slower economy on our business and operations.  We disclosed in that report that during the second fiscal quarter of 2009, the impact of the global crisis started to show as demand for steel products began to slow down. We experienced a decline in sales volume in most of our product lines over the three months ended December 31, 2008.  Demand is weak in all of the end segments we sell to, especially with respect to high-carbon cold-rolled steel which is used primarily in auto components manufacturing, due to excess capacity and high inventory levels in the industry. Our two cold-rolling mills were fully utilized in October and November 2008 but the utilization rate has decreased to approximately 60% of actual capacity during December 2008 due to reduced orders on hand.

In future filings we will expand this disclosure to provide more detailed information on operations since September 30, 2008, on our customers, expected trends and management’s response for managing these events and potential future actions by management. For the three months ended December 31, 2008, we managed to sell and ship an additional 852 tons of product compared to the same period a year ago due to orders on hand, but our high-carbon cold-rolled products, the worst hit segment, saw a decrease of 3,324 tons of products shipped, period-on-period. Management believes that the decrease in this segment was due to a decrease in product orders from auto components manufacturers and from the Chinese auto industry who are troubled with weak demand and excess capacity. It is unclear whether and to what extent the economic stimulus measures and other actions taken or contemplated by the Chinese government and other governments throughout the world will mitigate the effects of the crisis on the industries that affect our business. Furthermore, deteriorating economic conditions including business layoffs, downsizing, industry slowdowns and other similar factors that affect our customers could have further negative consequences for our business operations. We expect a continuation of weak demand and volatility in both domestic and international markets across all product segments for the next six months.  In the interim, management is in talks with potential customers whose past orders we had been unable to fill due to full capacity, which if successful, could mitigate the impact of the current global slowdown.

We will also expand our liquidity discussion to address the expected impact to current and future cash flows and how we expect recent economic events, including the credit shortage, may affect other sources of liquidity, including the availability to us of current debt instruments.  For example, we will disclose that while we currently generate sufficient operating cash flows to support our working capital requirements, our working capital requirements and the cash flow provided by future operating activities, if any, vary from quarter to quarter, depending on the volume of business during the period and payment terms with our customers. As such, we may need to rely on access to the financial markets to provide us with significant discretionary funding capacity. However, the current uncertainty arising out of domestic and global economic conditions, including the recent disruption in credit markets, poses a risk to the economies in which we operate and may adversely impact our potential sources of capital financing. The general unavailability of credit could make capital financing more expensive for us or impossible altogether.  Even if we are able to obtain credit, the incurrence of indebtedness could result in increased debt service obligations and could result in operating and financing covenants that could restrict our present and future operations. Our inability to renew our current bank debt that is due in July 2009, and the unavailability of additional debt financing as a result of economic pressures on the credit and equity markets could have a material adverse effect on our business operations.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 28 Results of Operations, page 30

2.           You state that your high carbon steel products are your high margin products and focusing on these products is one of your growth strategies.  Sales to high carbon products increased in 2008 and were significant to your 2008 sales mix.  However we note during your first quarter 2009, sales to high carbon products decreased as a result of the current economic environment in the auto industry.  Since sales and margins are significantly impacted by these products, please revise future filings, to discuss the anticipated impact the continued decline in demand in the auto industry will have on operations, liquidity and your strategy to focus on these high margin products.  In this regard, we note that your margins in the first quarter of 2009 decreased to 15.6% from 25% which appears to be a result of your $11.2 million decrease in sales of high-carbon cold-rolled products.

RESPONSE:  Commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will expand our MD&A section to provide a discussion of the anticipated impact that any decline in demand in the auto industry will have on our operations, liquidity and on our strategy to focus on our high margin products.

Liquidity and Capital Resources, page 36

3.           We note your customer concentration disclosures on pages 8 and 31 that your five largest customers comprised approximately 62% of your consolidated revenues for the year ended June 30, 2008.  Please provide a discussion within Liquidity, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you.  Refer to Financial Reporting Codification 501.03.a.

RESPONSE:  Commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will expand our disclosure under the “Liquidity and Capital Resources” heading to discuss the effects of our customer concentrations on liquidity and operations.  We will focus specifically on whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on our liquidity.

4.           Please revise future filings to disclose the specific terms of material debt covenants in your debt agreements, if any.  For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  See Sections I.D. and N.0 of the SEC Interpretive Release No. 33-8350.

RESPONSE:  There are no material debt covenants included in the Company’s current short-term bank debt agreements. However, where there are material debt covenants in future debt agreements, we will disclose the specific terms of such debt covenants.

5.           Your contractual obligation table on page 36 reports $18.8 million in current debt outstanding as well as $11.2 million in construction commitments for your third cold-rolling reversing mill.  Please revise your liquidity section to discuss how you plan to fund these obligations as well as your working capital requirements during 2009 and explain alternatives, if any, if additional debt financing is not available as a result of economic pressures on the credit and equity markets.

RESPONSE: Our quarterly report on Form 10-Q for the period ended December 31, 2008, disclosed that our contractual commitments had decreased to $917,000.

Commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will expand our disclosure under the “Liquidity and Capital Resources” heading to discuss how we plan to fund our contractual obligations and our working capital requirements, and explain any available alternatives if we are unable to renew our current bank debt that is due in July 2009, and if additional debt financing is not available as a result of economic pressures on the credit and equity markets.

6.           Your liquidity discussion is vague and primarily reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases.  Please revise your discussion, in future filings, to address the reasons for the changes in operating assets and liabilities, specifically the increase in accounts receivable and advances to suppliers.  For example, as noted above, your change in receivables has had a material impact on your operating cash flows.  Please disclose your DSO for each period and explain any variances, to the extent this disclosure would enhance an investors understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected.  Your DSO analysis should discuss any collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies.  In this regard, we note you have had significant bad debt provisions recorded for both accounts receivable and write offs of advances to suppliers.  Refer to FRR 501.03 and SEC Release 33-8350.

RESPONSE:  We note your comment and commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will expand our disclosure under the “Liquidity and Capital Resources” heading to address the reasons for the changes in our operating assets and liabilities.  When doing so we will specifically explain any changes in accounts receivable and advances to suppliers and disclose our DSO for each period and explain any variances.

7.           We note your condensed financial information of the parent company on page F-14.  Please revise future filings to describe the nature of the restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.).  Further ensure that your disclosures include all of the required disclosures in Rule 4-08(e)(3) of Regulation S-X, including the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

RESPONSE:  Commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will expand our discussion under the “Liquidity and Capital Resources” heading to disclose that Chinese government regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.  We will also include a discussion of any other restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances, and further ensure that our disclosures include all of the required disclosures in Rule 4-08(e)(3) of Regulation S-X.

Critical Accounting Policies, page F-37

8.           Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  In this regard, discuss how you have assessed the collectability of your accounts receivable and the recoverability of your advances to suppliers, goodwill and intangibles in the current market environment.  Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results.  Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.  In your response to this letter, please provide a detailed description of proposed future disclosure.

RESPONSE:  We note your comment and, commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will expand the discussion of our critical accounting policies to analyze, to the extent material for each critical estimate identified, factors such as how we arrived at the estimate, how accurate our estimate or assumption has been in the past, how much the estimate or assumption has changed in the past, and the sensitivity of such estimate or assumption to change in the future, in light of the current economic environment, based on other outcomes that are reasonably likely to occur. We will also include a discussion of how we assess the collectability of our accounts receivable and the recoverability of our advances to suppliers, goodwill and intangibles in light of the current economic environment.

Our planned future disclosures will take the following form:

•
Accounts Receivable – We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings, and it is reasonably possible that the Company’s estimate of the allowance will change. At [date] and [date], the Company had [$] and [$] of allowances for doubtful accounts, respectively. The allowances for our domestic and international sales are both based on an analysis of past collection experience, recognizing the differences between payers and aging of accounts receivable, and making allowances for certain customers, such as a longer credit period for a recurring customer with good credit history. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. These estimates had been relatively accurate in the past and there was no need to revise such estimates. However, we will review such estimates more frequently when needed, such as now during the global credit crisis, and make revisions if necessary. The continuation or intensification of the current global economic crisis and turmoil in the global financial markets may have negative consequences for the business operations of our customers and adversely impact their to meet their obligations to us. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

•
Functional Currency and Translating Financial Statements – The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Our functional currency is Chinese Renminbi; however, the accompanying consolidated financial statements have been expressed in USD. The consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The consolidated statements of operations and cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement.

•
Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the weighted average method. Market value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to complete the sale.

•	Other Policies – Other accounting policies used by the Company are set forth in the notes accompanying our financial statements.

9.           Considering the decline in your stock price and market capitalization over the past three months, we suggest that you include a critical accounting policy for advances to suppliers, goodwill, intangible assets and property, plant and equipment, in future filings, to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of these asset balances.  Please ensure your disclosures describe the steps that you perform to review your goodwill and long-lived assets for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods.  For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate and include terminal value assumptions.  Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results.  Refer to Release No. 33- 8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE: We note your comment and, commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we will disclose our critical accounting policies for advances to suppliers, goodwill, intangible assets and property, plant and equipment.  We will be sure to include in such disclosure, a description of the steps that we perform to review each policy for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods.

10.           As noted above, your stock price has continued to decline from $5.50 in September 2008, to $0.95 currently.  Your current market capitalization is significantly less than total stockholders’ equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired.  Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144.  Explain how you determined goodwill, intangible assets, advances to suppliers and other long-lived assets are recoverable in the current market environment.

RESPONSE:  In light of the current economic environment, we had included in the Notes to our Consolidated Financial Statements for the fiscal quarter ended December 31, 2008, filed with our quarterly report on Form 10-Q for that period, a summary of our significant accounting policies.  In future filings we will expand on our disclosures of these critical accounting estimates.  In addition, we will provide detailed disclosures, as follows, that describe the steps we perform to review each policy for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods.

Advances to Suppliers - In order to insure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Cash advances are shown net of allowances for unrecoverable advances of $2,534,410 and $2,522,837 at December 31, 2008 and June 30, 2008, respectively. Two of the Company’s major long-term suppliers, who were each in a sound business position at each period end, have advised us that they are committed to delivering the contracted raw materials in accordance with the terms of their supply contracts.

Intangible Assets - The Company acquired land use rights in August 2004 and December 2006 for 50 years that expire in August 2054 and December 2056 respectively. The land use rights are amortized over a fifty-year term. An amortization amount of approximately $35,000 is to be recorded each year starting from the current financial year ending June 30, 2009 for the remaining lease period.  Intangible assets of the Company are reviewed annually, or more frequently if there are triggering events, to determine whether their carrying value has become impaired. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. An impairment test was performed for the six months ended December 31, 2008 and no impairment charges were recognized for the relevant period. As of December 31, 2008, the Company expects these assets to be fully recoverable.

Property, Plant and Equipment - Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.  Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets for financial reporting purposes. The estimated useful lives for significant property and equipment are as follows:
Buildings	10 years
Office equipment	5 years
Motor vehicles	5 years
Plant and machinery	10 years

Repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Property, plant and equipment are evaluated annually for any impairment in value, or more frequently if there are triggering events. Where the recoverable amount of any property and equipment is determined to have declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. The recent decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144, and an impairment test on our property, plant and equipment was performed for the six months ended December 31, 2008. No impairment charges were recognized for the relevant period.

Goodwill amounting to $99,999 as at December 31, 2008 was considered immaterial and not tested for impairment.

11.           Further tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at June 30, 2008.  Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144.  Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

RESPONSE:  Our property, plant and equipment are evaluated annually for any impairment in value, or more frequently if there are triggering events as required by SFAS 144. Where the recoverable amount of any property and equipment is determined to have declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. An impairment test on our property, plant and equipment was performed at June 30, 2008 and no impairment charges were recognized during the year ended June 30, 2008.

Goodwill amounting to $99,999 as at June 30, 2008 was considered immaterial and not tested for impairment.

In future filings we will disclose whether or not an impairment test under SFAS 144 was performed on our long lived assets for the relevant period, the results of such test and the effect of such test on our financial statements for such period.

Note 3. Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

12.           We note your advances to suppliers balance represents almost 20% of your balance sheet at June 30, 2008, which is net of an allowance of $2.5 million.  Please tell us the facts and circumstances surrounding your determination of the need for the $2.3 million provision during 2007 and what this reserve specifically relates to as it appears this has not been written off at June 30, 2008.  Further we note that you recorded a total of $3.8 million in bad debts during 2007.  Please tell us the components of this provision (i.e. bad debt, supplier advance allowance, etc) and for the bad debt provision for trade receivables, please tell us the circumstances surrounding management’s discussion that the provision is needed, the status of these particular customer accounts and why initial revenue recognition of these accounts was appropriate.

RESPONSE:  The Company provides allowance for doubtful accounts and allowance for advance to suppliers equal to the estimated uncollectible amounts. The allowances are based on an analysis of past experience, recognizing the differences between customers or suppliers and the aging of accounts.

The $2.5 million allowance for advances to suppliers that was recognized at June 30, 2008 represented raw materials not yet received within one year of the advances being paid. It is the Company’s accounting policy to make an allowance against such advances where materials ordered are not received within one year of the advance payment, and write off the same amount if all efforts to collect the materials have been unsuccessful.

The allowance for advances to suppliers of $2.5 million had not been written off at June 30, 2008 as management was still in talks with the supplier regarding the collection of the raw materials ordered and we felt that there was still a possibility that we could receive the materials. A portion of these raw materials were delivered subsequent to the year ended June 30, 2008.

The $3.8 million provision for bad debts recorded for our 2007 fiscal year is composed of allowance for doubtful accounts of $0.3 million and allowance for advances to suppliers of $3.5 million as at June 30, 2007. An allowance for doubtful accounts is established and recorded based on managements’ assessment of potential losses based on the credit history and relationship with the customers. The allowance for doubtful accounts of $0.3 million represents the estimated uncollectible amount of accounts receivable as at June 30, 2007, as these amounts were not collected within one year of the goods being delivered.

The Company recognizes revenue on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed and services have been rendered and invoiced. Initial revenue recognition for these accounts was appropriate because at the time, collectability was reasonably assured based on managements’ assessment of the credit history of the particular customers. The $0.3 million allowance for doubtful accounts related to certain customers as at June 30, 2007 was subsequently collected in fiscal year 2008.

Note 6. Condensed Information of Parent Company. Page F-14

13.           Please tell us how you considered Rule 12-04 of Regulation S-X in determining that this information was not required as a Schedule to your Form 10-K. Additionally tell us why you have not provided financial information for 2006.  In future filings, please ensure that along with this financial information, you have provided the reader with the following information:

•	Descriptions of significant provisions of the Company’s long-term obligations and a five-year schedule of maturities of debt.

•
Disclose separately the amounts of cash dividends paid to the parent for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively.

RESPONSE:  As the information was provided in a footnote disclosure to the financial statements, we determined that it was not necessary to repeat the information as a Schedule.

We note your comment regarding the omission of financial information for the 2006 fiscal year and we will ensure in future filings, that all Regulation S-X requirements are appropriately disclosed in the Condensed Information of Parent Company, including the following information, when applicable, (1) descriptions of significant provisions of our long-term obligations and a five-year schedule of maturities of debt and (2) a separate disclosure of the amounts of cash dividends paid to the parent for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively.

Note 19. Other Revenues, page F-22

14.           You disclose that you had a write back of impairment for consumable items in the amount of $1.7 million during 2008 which contributed to the increase in other income (expense) from ($210K) to $775K million during 2008.  Please tell us the nature of this write back, including the events and circumstances surrounding this write back.  Further cite the authoritative guidance that supports your accounting treatment.

RESPONSE: Consumable inventories, consisting of expendable materials and supplies held for consumption, are valued and reported for financial statement purposes. An impairment was made for low consumables for the 2007 fiscal year because proper management and control of such items did not exist at that time, and we could not provide an inventory list of such items carried on the accounts as at June 30, 2007 for auditors to perform a meaningful stock take audit.

As disclosed under the “Changes in Internal Control over Financial Reporting” heading in our Form 10-K for the fiscal year ended June 30, 2008, we have subsequently engaged an outside management consultant to review our overall financial and accounting systems, and to document and implement an accounting manual that has strengthened and improved our systems of controls, reconciliations, procedures, books and records.  This system of controls includes management and controls of low consumables that we implemented during the 2008 fiscal year.  Procedures adopted include maintenance of a stock list, monthly stock take by various departments, and immediate record and charges of any discrepancy between accounts and physical stock. As a result of these procedures, we were able to properly identify the low consumables impaired during the 2007 fiscal year and the impairment was written back during the 2008 fiscal year.

Item 9A. Controls and Procedures, page 40

15.           We note your statement that “in designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.” Please confirm to us, and in future filings, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  See Section II, Part F(4) of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:  We note your comment and we confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.  In future filings we will either include the foregoing clarification or remove the reference to the level of assurance of our disclosure controls and procedures.

Exhibits 31.1 and 31.2

16.           We note that you have omitted the introductory language to paragraph four of each of the certifications required by Exchange Act Rule 13a-14(a).  The language refers to internal control over financial reporting.  Please file an amendment to address this omission.  The amendment may consist of a Form 10-K cover page, an explanatory note, a signature page and paragraphs 1, 2, 4 and 5 of the certification.  Please file a certification for each certifying officer, and please do not modify the form of the certification in any respect other than to complete the information requested by the form of the certification, which is contained in Item 601(b)(31) of Regulation S-K.  In this regard, please do not remove the parenthetical clauses contained in clause (d) of paragraph four (“(the registrant’s fourth fiscal quarter in the case of an annual report)”) and the introductory language to paragraph five (“(or persons performing the equivalent functions)”).

RESPONSE: Our Amended 10-K filed on October 28, 2008 includes the certifications required by Exchange Act Rule 13a-14(a) but we inadvertently excluded the parenthetical language in clause (d) of paragraph four and the introductory language to paragraph five.  We will ensure that all future filings of the Company include these parenthetical clauses.

Annual Report on Form 10-K/A, Filed October 28, 2008

Item 11. Executive Compensation, page 8
Compensation Discussion and Analysis, page 8
Setting Executive Compensation, page 9

17.           In future filings, please disclose how the compensation committee selects comparable companies for the purpose of setting executive compensation for its executive officers, being sure to address the criteria by which the committee determines such companies to be comparable.  In addition, please disclose how the committee obtains information about the compensation practices of those comparable companies.  Finally, we note that you refer to compensation paid to similarly situated executives of comparable companies. In future filings, please revise to identify these comparable companies.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:  Based on the foregoing objectives, our Compensation Committee has structured our annual cash and non-cash executive compensation to motivate executives to achieve our business goals, to reward the executives for achieving such goals, and to retain the executives. In doing so, the Compensation Committee historically has not employed outside compensation consultants. Rather, it has set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between cash and non-cash incentive compensation.

In future filings, we will disclose how the Compensation Committee identifies and selects comparable companies for the purpose of setting executive compensation for its executive officers, and address the criteria by which the committee determines such companies to be comparable.

Base Salary, page 10

18.           In future filings, please disclose and quantify the individual and corporate goals used for base salary adjustments.  Please refer to Item 402(b)(2)(v), (vii) and (ix) of Regulation S-K.

RESPONSE: Base salary levels for executive officers are determined not only on the basis of the Committee’s assessment of individual performance, but also on the total compensation, including salaries, paid by companies engaged in similar businesses, to persons holding equivalent positions. The Compensation Committee believes that any increases in base salary should be based upon a favorable evaluation of individual performance relative to individual goals, the functioning of the executive’s team within the corporate structure, success in furthering the corporate strategy and goals, and individual management skills, responsibilities and anticipated workload. The Compensation Committee also considers demonstrated loyalty and commitment and the competitive salaries offered by similar companies to attract and retain executives. Merit increases for executives are to be subject to the same budgetary guidelines as apply to any other employees.

Base salary levels for executive officers have not been revised during the year ended June 30, 2008. In future filings where such adjustments are applicable, we will ensure appropriate disclosure is made and quantified for individual and corporate goals used to assess such adjustments.

Annual Incentive Compensation, page 10

Bonuses, page 10

19.           With a view toward disclosure in future filings, please tell us how the compensation committee determined the amount of the bonuses paid to your named executive officers in respect of fiscal year 2008, as disclosed in the summary compensation table.  In doing so, please address the following points:

•      whether the bonuses were discretionary or earned pursuant to a non-equity incentive plan;

•      the extent to which individual performance factored into the bonus determination, including any individual performance goals or targets, which should be explained and, if quantifiable, quantified; and

•      since cash bonuses are based on achieving quarterly and annual EBITDA targets, quantify these target levels and disclose whether they were achieved by the executive officers.

Please refer to Item 402(b) of Regulation S-K.

RESPONSE: In our future filings we will be sure to disclose where appropriate, how our Compensation Committee determines the amount of bonuses paid, if any, to our named executive officers, as disclosed in the summary compensation table.  If we had included this disclosure based on bonuses paid to such executive officers for the 2008 fiscal year, we would disclose that an amount equal to 3 months’ base salary was paid out as discretionary cash bonus to each named executive officer based on the following determinations: (1) the bonuses distributed were discretionary bonuses determined by the Compensation Committee based on overall performance of the Company and were not earned pursuant to a non-equity incentive plan; (2) the amount of bonuses distributed was assessed based on the overall performance of the Company and was not based on any individual performance goals or targets; and (3) for the year ended June 30, 2008, the Company’s Net Income growth target was 20% year-on-year, and the Company, under the skill and management of the named executives, met and exceeded this target by achieving 124% growth year-on-year.

Employment and Severance Agreements, page 11

20.           We note your disclosure that you do not currently have any written employment or severance agreements.  In future filings, please address any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment at, following, or in connection with any termination or change-in-control.  Please refer to Item 402(b)(2)(xi) of Regulation S-K.

RESPONSE: In future filings we will refer to any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment at, following, or in connection with any termination or change-in-control.

Narrative Disclosure to Summary Compensation Table, page 11

21.           We note both your disclosure that your named executive officers have entered into employment agreements with you and the employment agreements filed as exhibits to your annual report on Form 10-K.  We also note your disclosure under the caption “Employment and Severance Agreements” that you do not have any employment agreements.  With a view toward disclosure in future filings, please tell us how you reconcile these apparently conflicting disclosures.

RESPONSE: Our disclosure under the caption “Employment and Severance Agreements” was inadvertent.  Our future filings will consistently reflect the fact that we have employment agreements with our named executive officers, as the case may be.

Director Compensation, page 12

22.           In future filings, please provide the director compensation table required by Item 402(k) of Regulation S-K.

RESPONSE: Our future filings will include a director compensation table under the heading “Director Compensation.”

23.           With a view toward disclosure in future filings, please describe for us the material factors necessary to understand the compensation paid to your directors during fiscal year 2008, including whether there were any standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee or meeting attendance).  Please refer to Item 402(k)(3) of Regulation S-K.

RESPONSE: Our future filings will reflect narrative such as the following under the heading, “Director Compensation:”

Director Compensation

The following table provides information about the compensation earned by directors who served during fiscal year 2008:
Name of director	Fees Earned or Paid in Cash($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)	Total($)
Wo Hing Li(1)	-		-	-	-	175,000	175,000
Hai Sheng Chen(1)	-		-	-	-	12,132	12,132
Che Kin Lui	30,000		-	-	-	7,500	37,500
David Peter Wong	36,000		-	-	-	9,000	45,000
Tung Kuen Tsui Burger(2)	30,000		-	-	-	7,500	37,500
Dan Carlson(2)	10,948		-	-	-	2,813	13,761

(1)   The compensation reported for Mr. Li and Mr. Chen reflects compensation that they received as executives of the Company.  Neither Mr. Li nor Mr. Chen received compensation for serving as our Directors.
(2)  Each of Mr. Burger and Mr. Carlson serves on our Board of Directors as a non-executive director.

Narrative to Director Compensation Table

For the year ended June 30, 2008, the Company paid fees in the total amount of $106,948 for our three independent directors and one non-executive director for service on our board of directors and service to the Company for the year ended June 30, 2008. The Company has also accrued total bonus of $26,813 to these directors for the year ended June 30, 2008, which has been paid out during the first quarter of Fiscal 2009. The fees paid to our independent directors were standard monthly director fees pursuant to the independent director agreements entered into with these directors and the bonuses are discretionary cash bonuses based on overall performance of the Company for the year.  Other than monthly director fees and discretionary bonuses, we have no other compensation arrangements with our directors for committee service, service as chairman of the board or a committee, meeting attendance or the like.

Item 12. Security Ownership of Certain Beneficial Owners and Management page 13

24.           We note that you have provided the tabular disclosure of beneficial ownership required by Item 403(a) and (b) as of June 30, 2008 and that you filed your 10-K/A on November 28, 2008.  In future filings, please provide the beneficial ownership disclosure as of the most recent practicable date.  Please refer to Item 403 of Regulation S-K.

RESPONSE: We note your comment and in future filings we will provide the tabular disclosure of beneficial ownership required by Item 403(a) and (b) as of the most recent practicable date.

Signatures, page 20

25.           We note that Leada Tak Tai Li is currently serving as both your principal financial officer and your principal accounting officer.  In future filings, please note both titles below Ms. Li’s signature when she signs a filing in such capacities.

RESPONSE: Our Amended 10-K filed on October 28, 2008 and the attached certifications reflect that Ms. Li is signing as both our principal financial officer and your principal accounting officer. We will ensure that all future filings of the Company reflect that she is signing in such capacities.

Exhibits 10.18, 10.19 and 10.20

26.           It appears that the final versions of the employment agreements have not been filed since the base salary information in each of these agreements has not been completed.  Please re-file complete copies of each of these exhibits in your next periodic report.

RESPONSE: We will file the final versions of these employment agreements in our next periodic report.

 (Remainder of Page Left Blank Intentionally)

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely, CHINA PRECISION STEEL, INC.

	By:	/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer
cc: Scott Kline, Esq.